Exhibit 4.4

STIFEL, NICOLAUS & COMPANY, INCORPORATED

WEALTH ACCUMULATION PLAN

1999 Restatement

ARTICLE I - INTRODUCTION

1.1. History and Purpose. Effective as of March 14, 1995, Stifel, Nicolaus & Company, Incorporated ("the Company") established the Stifel, Nicolaus & Company, Incorporated Deferred Compensation Plan For Investment Executives (the "Plan") to attract and retain in its employment persons of outstanding competence, to promote a long-term commitment to the Company by employees who exercise substantial responsibilities on behalf of the Company, and to provide such employees with an incentive program.

The Company now wishes to amend and completely restate the Plan, effective as of January 1, 1999. Effective as of January 1, 1999, the name of the Plan is hereby changed to the Stifel, Nicolaus & Company, Incorporated Wealth Accumulation Plan. All amounts accrued under the Plan as of December 31, 1998, will be distributed under the terms of the Plan as then in effect without regard to this amendment and restatement of the Plan. All amounts accrued under the Plan for Plan Years after 1998 shall be governed by the terms of this amendment and restatement of the Plan.

1.2. Funding. The Plan is unfunded. All benefits shall be paid from the general assets of the Company.

1.3. Effective Date. This 1999 Restatement shall be effective for Plan Years beginning after 1998.

1.4. Administration. The Plan shall be administered by the Committee described in Article VIII.

1.5. Appendices. The Plan may be amplified or modified from time to time by Appendices. Each Appendix forms a part of the Plan and its provisions shall supersede Plan provisions as necessary to eliminate any inconsistencies.

ARTICLE II - DEFINITIONS AND CONSTRUCTION

2.1. Definitions. For purposes of the Plan, the following words and phrases, whether or not capitalized, shall have the meanings specified below, unless the context plainly requires a different meaning:

(a) "Account" means the account maintained on the books of the Company used solely to determine the amounts payable to each Participant under this Plan. Each Account may consist of two sub-accounts:

(1) the cash subaccount; and

(2) the stock unit subaccount.

(b) "Affiliated Company" means any corporation that is a member of a controlled group (as defined in Code section 414(b)) that includes the Company, any trade or business under common control (as defined in Code section 414(c)) with the Company and any organization that is a member of an affiliated service group (as defined in Code section 414(m)) that includes the Company. A corporation is an Affiliated Company only while a member of such group.

(c) "Beneficiary" means the person or persons designated by the Participant to receive benefits which may be payable on or after the Participant's death. In the event there is no valid designation by the Participant, or in the event the Beneficiary predeceases the Participant, the surviving spouse of the Participant shall be the Beneficiary, and if there is no surviving spouse, the Participant's estate shall be the Beneficiary.

(d) "Board" means the Board of Directors of the Company.

(e) "Code" means the Internal Revenue Code of 1986, as amended, and all valid regulations thereunder.

(f) "Committee" means the Committee referred to in Article VIII.

(g) "Company" means Stifel, Nicolaus & Company, Incorporated, a Missouri corporation, or any successor thereto.

(h) "Deferral and Investment Election Form" means the written agreement entered into between the Employee and the Employer before the Participant commences participation in the Plan in accordance with Article III hereof and, thereafter, on or before the first day of each Plan Year pursuant to which the Employee elects (i) the amount, if any, of the Participant's Elective Deferrals for such Plan Year, and (ii) the investment of Stifel Deferrals credited to the Participant's cash subaccount.

(i) "Elective Deferrals" means the portion of a Participant's Gross Production that the Participant elects to have credited to his Account on a pre-tax basis pursuant to Section 4.2 and the Deferral and Investment Election Form.

(j) "Eligible Employee" means any person, including an officer of the Employer, who is employed by or who has agreed to commence employment with the Employer on a full-time basis and who is compensated primarily on a commission basis.

(k) "Employer" means the Company and/or any Affiliated Company.

(l) "Former Participant" means an Eligible Employee who no longer meets the requirements established by the Committee in accordance with Section 3.1 and who has not received full payment of all benefits due to him or her under the Plan with respect to prior Plan Years.

(m) "Gross Production" means the aggregate gross commissions produced by a Participant during the period for which such commissions are being determined.

(n) "Matching Credit" means the amount that is credited to a Participant's Account in accordance with Section 4.4.

(o) "Normal Retirement Date" means the date on which the Participant terminates his employment with all Employers (other than upon death or disability as defined in Section 7.3) on or after the date the Participant attains age sixty (60) and has completed five (5) continuous Years of Service.

(p) "Participant" means an Eligible Employee who has met the participation requirements as set forth in Article III.

(q) "Plan" means the Stifel, Nicolaus & Company, Incorporated Wealth Accumulation Plan, as set forth in this document and as amended from time to time hereafter. Before 1999, the Plan was named the Stifel, Nicolaus & Company, Incorporated Deferred Compensation Plan For Investment Executives.

(r) "Plan Year" means the period commencing each January 1 and ending on each December 31.

(s) "Stock" means the common stock of Stifel Financial Corp., par value fifteen cents ($.15) per share.

(t) "Stifel Deferral" means an amount of the Participant's Gross Production that is credited to his Account in accordance with Section 4.3 hereof.

(u) "Year of Service" means a period of continuous employment with the Employer of one year in duration.

A definition introduced later in the Plan also applies for all Plan purposes unless the context plainly requires a different meaning.

2.2. Gender and Number. Pronouns used in the Plan in the masculine gender include the feminine gender, words in the singular include the plural, and words in the plural include the singular.

2.3. Headings. All headings in the Plan are included solely for ease of reference and do not bear on the interpretation of the text. As used in the Plan, the terms "Article," "Section" and "Appendix" mean the text that accompanies the specified Article, Section or Appendix of the Plan.

ARTICLE III - PARTICIPATION

3.1. Eligibility and Participation. Each Eligible Employee shall be a Participant for a Plan Year if such Eligible Employee is employed in a classification of Eligible Employees designated by the Committee as eligible to participate in this Plan for that Plan Year. The Committee shall establish the requirements for eligibility to participate in this Plan for each Plan Year, as the Committee in its sole discretion shall determine. The Committee may establish separate eligibility requirements for Elective Deferrals, Stifel Deferrals and Matching Credits, respectively. The Committee shall notify Eligible Employees of such requirements in a timely and appropriate manner.

3.2. Duration of Participation. A Participant shall continue to be a Participant in the Plan until such Participant ceases to meet the requirements for participation established by the Committee for the applicable Plan Year. A Former Participant shall remain such until he or she receives full payment of all benefits due to him or her under the Plan.

ARTICLE IV - DEFERRAL CREDITS

4.1. Participant Accounts. The Committee shall maintain a separate Elective Deferral Account, a Stifel Deferral Account and a Matching Credit Account for each Participant for each Plan Year, to which the Participant's Elective Deferrals, Stifel Deferrals and Matching Credits, if any, for such Plan Year are credited, respectively. The Accounts shall include a cash subaccount and a stock unit subaccount. The balance of an Account as of any date is the aggregate balance of the cash subaccount and the stock subaccount associated with that Account as of such date. The balance of a cash subaccount or stock unit subaccount as of any date is the balance of such subaccount determined as of the immediately preceding valuation date, plus amounts thereafter properly credited to such subaccount. The balance of each cash subaccount shall be expressed in United States dollars. The balance of each stock unit subaccount shall be expressed in a number (whole or fractional) of shares of Stock.

Such Accounts shall be used solely to determine the amount payable to each Participant under this Plan and shall not constitute a separate fund of assets.

4.2. Elective Deferrals. On or before the first day of each Plan Year, the Committee shall, in its sole discretion, determine which Participants are eligible to make Elective Deferrals for that Plan Year. Eligibility to make such Deferrals shall be based on whether a Participant has achieved a threshold of Gross Production in the Plan Year immediately preceding the Plan Year for which the determination is being made. The threshold of Gross Production for purposes of this Section, shall be established by the Committee in its sole discretion.

A Participant who is eligible to make Elective Deferrals may specify on the Deferral and Investment Election Form, an amount of his or her Gross Production to be deferred for the Plan Year under this Section. The Committee may establish limits on the amount of Elective Deferrals that may be made by eligible Participants for a Plan Year. Elective Deferrals shall be credited to the Account of each Participant as of the last business day of each calendar month. Elective Deferrals shall be credited to the Account of a Participant for a calendar month only if he or she is a Participant on the last day of such calendar month. A Participant whose employment terminates during the calendar month shall be paid the amount of Elective Deferrals for such month in cash and no additional Elective Deferrals shall be credited to his or her Account.

4.3. Stifel Deferrals. The amount of Stifel Deferrals credited to the Account of a Participant for the Plan Year shall be the applicable percentage of the Participant's Gross Production for such Plan Year established by the Committee in its sole discretion on or before the first day of the Plan Year. The Account of a Participant shall be credited with Stifel Deferrals for a calendar month only if he or she is a Participant on the last day of such calendar month.

The Account of a Participant who achieves the designated threshold of Gross Production for the Plan Year shall be credited with Stifel Deferrals as of the last business day of the calendar month in which such threshold for the Plan Year is achieved, based on Gross Production for such year through such date; and as of the last business day of each subsequent calendar month for the remainder of the Plan Year, based on Gross Production for such month. The threshold of Gross Production for each Plan Year under this Section shall be established by the Committee in its sole discretion on or before the first day of the Plan Year.

4.4. Matching Credits. Participants who make Elective Deferrals pursuant to Section 4.2 also may receive an employer Matching Credit. Matching Credits for Elective Deferrals shall equal a percentage of the Elective Deferrals credited to the Account of the Participant. Such percentage, if any, shall be established by the Committee in its sole discretion before the first day of the Plan Year.

Each Participant whose Account is credited with Stifel Deferrals pursuant to Section 4.3 also may receive a Matching Credit. Matching Credits for Stifel Deferrals shall equal a percentage of the Stifel Deferrals credited to the stock unit subaccount of the Participant. Such percentage, if any, shall be established by the Committee in its sole discretion before the first day of the Plan Year.

Matching Credits shall be credited to the Account of each Participant as of the last business day of the calendar month. A Participant shall receive a Matching Credit only if he or she is a Participant on the last business day of such calendar month .

4.5. Effective Date of Deferral Election. A Participant's initial Deferral and Investment Election Form shall be effective as of the first day of the month after the date the Participant commences participation in the Plan. Each subsequent Deferral and Investment Election Form shall become effective on the first day of the Plan Year to which it relates. Once effective, a Deferral and Investment Election Form shall remain in effect for a Plan Year unless terminated in accordance with Section 4.6. If a Participant fails to complete a Deferral and Investment Election Form on or before the first day of any Plan Year, the Participant shall be deemed to have elected not to make Elective Deferrals for such Plan Year and amounts credited to a Participant's cash subaccount with respect to which a Participant does not provide investment direction shall be credited with earnings based on a rate determined by the Committee, in its sole and absolute discretion.

4.6. Termination of Deferral Election. A Participant may elect to discontinue all Elective Deferrals by filing a new Deferral and Investment Election Form with the Committee. Such discontinuance of Elective Deferrals shall be effective as of the first day of the month after the new Deferral and Investment Election Form is filed with the Committee. A Participant who elects to discontinue Elective Deferrals may not elect to resume such contributions until the first day of the next succeeding Plan Year.

ARTICLE V - VESTING AND FORFEITURE

5.1. Vesting in Elective Deferrals. A Participant shall be 100% vested in his Elective Deferrals at all times.

5.2. Vesting in Stifel Deferrals and Matching Credits. A Participant or Former Participant whose employment with all Employers has not terminated shall be 100% vested in Stifel Deferrals, and any earnings thereon, and Matching Credits credited to such Participant's or Former Participant's Account for a Plan Year on the earlier of (i) the January 1 immediately following the Participant's or Former Participant's completion of five Years of Service after the Plan Year for which such amounts were credited to the Participant's or Former Participant's Account, (ii) the date the Participant or Former Participant becomes permanently disabled (as defined in Section 7.3), (iii) the date the Participant or Former Participant dies, and (iv) the date that occurs one year after the date the Participant or Former Participant attains his or her Normal Retirement Date, provided that the Participant or Former Participant does not experience a forfeiture under Section 5.3 within that one year period.

5.3. Forfeiture for Competition. Notwithstanding anything to the contrary herein, if a Participant or Former Participant, at any time before the Account of such Participant for a Plan Year becomes vested in accordance with Section 5.2, receives compensation in any form from any stock brokerage, other than the Company or any of its Affiliated Companies, attributable to business with any customer the Participant or Former Participant served or learned of through his or her employment with the Employer, or from any stock brokerage, other than the Company or any of its Affiliated Companies, which conducts business in any county in which the Employer has a base of customers, such Participant or Former Participant shall forfeit all nonvested amounts credited to the Participant's Stifel Deferral and Matching Credit Accounts. Notwithstanding the foregoing, if any part of the foregoing restriction is adjudicated as unenforceable or invalid in any action or proceeding, whether in its entirety or as modified as to duration, territory or otherwise, then such part shall be deemed amended, as the case may be, in order to render the remainder of such restriction valid and enforceable.

A Participant also shall forfeit nonvested amounts credited to the Participant's Stifel Deferral and Matching Credit Accounts upon termination of employment before such Accounts vest, as provided in Section 7.5.

ARTICLE VI - PHANTOM INVESTMENT

Each Participant's Account shall consist of a cash subaccount and a stock unit subaccount. An amount equal to the total of the Elective Deferrals and Matching Credits shall be credited to the Participant's stock unit subaccount. Stifel Deferrals shall be credited proportionately to the Participant's cash subaccount and stock unit subaccount. On or before the first day of each Plan Year, the Committee shall determine which portion of Stifel Deferrals shall be credited to a Participant's cash subaccount and which portion shall be credited to a Participant's stock unit subaccount.

Amounts credited to the stock unit subaccount shall be recorded as stock units. A Participant's stock unit subaccount shall be credited with stock units equal to the total dollar amount of Elective Deferrals, Stifel Deferrals and Matching Credits attributable to such subaccount, divided by the average price of a share of Stock on the New York Stock Exchange for the calendar month for which such dollar amount is credited pursuant to Article IV. Each stock unit shall represent the obligation of the Company to transfer one share of Stock to the Participant or Former Participant at the time provided in Article VII, subject to the forfeiture provisions of this Plan.

If Stifel Financial Corp. pays a cash dividend on shares of Stock, the stock unit subaccount of each Participant shall be credited with a number of stock units equal to the amount of such dividend per share, multiplied by the number of stock units credited to such subaccount on record date of such dividend, and divided by the closing price of a share of Stock on the New York Stock Exchange as of the date such cash dividend is paid to shareholders of Stock.

In the event of any stock dividend, stock split, combination or exchange of shares of Stock, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Stifel Financial Corp. assets to stockholders, or any other change affecting shares of Stock or stock price, such proportionate adjustments, if any, as the Committee in its sole and absolute discretion may deem appropriate to reflect such change, shall be made with respect to the stock unit subaccount of the Participant.

Amounts credited to the cash subaccount shall deem to be invested in a valuation fund pursuant to the direction of the Participant, in accordance with investment procedures adopted by the Committee from time to time. A Participant may make investment directions on such Participant's Deferral and Investment Election Form. Any amounts credited to a Participant's cash subaccount with respect to which a Participant does not provide investment direction shall be credited with earnings based on a rate determined by the Committee, in its sole and absolute discretion. A Participant's cash subaccount shall be adjusted monthly to reflect investment gains and losses on the deemed investment.

"Valuation Funds" mean one or more of the funds or indices identified and listed by the Committee from time to time. The Valuation Funds are used solely to calculate the interest that is credited to each Participant's Account, and not to represent any beneficial interest on the part of the Participant in any assets or property of the Company. The determination of the increase or decease in the performance of each Valuation Fund shall be made by the Committee in its reasonable discretion.

ARTICLE VII - DISTRIBUTION OF BENEFITS

7.1. Normal Payment of Benefits. Subject to the provisions of this Article VII, distribution of Elective Deferrals to a Participant or Former Participant whose employment with all Employers has not terminated shall be made as soon as practicable following the end of the fifth full Plan Year beginning after the Plan Year for which such amounts were credited to the Participant's or Former Participant's Account. Distribution of the amounts credited to the Stifel Deferral Accounts and Matching Credit Accounts shall be made as soon as practicable after the date on which the Participant becomes 100% vested in such Accounts.

7.2. Payment of Benefits Upon Death. If a Participant or Former Participant whose employment with all Employers has not terminated, dies before the complete distribution of his or her Account, the Participant or Former Participant shall become 100% vested in his Accounts. As soon as practicable after the date of the Participant's or Former Participant's death, the Beneficiary shall be paid the total amount credited to such Participant's or such Former Participant's Accounts in accordance with Section 7.8.

7.3. Payment of Benefits Upon Disability. If a Participant or Former Participant whose employment with all Employers has not terminated, becomes "permanently disabled" before the complete distribution of his Accounts, the Participant or the Former Participant shall become 100% vested in his or her Accounts. As soon as practicable after the date of the determination of such Participant's or Former Participant's permanent disability, the Participant or Former Participant shall be paid the total amount credited to his or her Accounts, in accordance with Section 7.8. For purposes of this subparagraph, "permanently disabled" means disability as defined in the Company's long-term disability program.

7.4. Payment of Benefits Upon Retirement. If a Participant or Former Participant whose employment with all Employers has not terminated, attains his or her Normal Retirement Date before the complete distribution of his or her Accounts, the Participant or Former Participant shall become 100% vested in his or her Accounts on the date that falls one year after the date such Participant or Former Participant attains his or her Normal Retirement Date, provided that the Participant or Former Participant does not experience a forfeiture under Article V within the one-year period after the Participant attains his or her Normal Retirement Date. As soon as practicable after a Participant or Former Participant becomes vested in his or her Accounts pursuant to this Section 7.4, such Participant or Former Participant shall be paid the total amount credited to his or her Accounts in accordance with Section 7.8.

7.5. Payment of Benefits Upon Termination of Employment Prior to Death, Disability or Retirement. If a Participant or Former Participant terminates employment with all Employers before his or her death, disability, Normal Retirement Date and the complete distribution of his Accounts, as soon as practicable after the date of the Participant's or Former Participant's termination of employment, the Participant or Former Participant shall be paid the vested portion credited to the Participant's or Former Participant's Accounts, determined as of the date of his or her termination of employment, in accordance with Section 7.8. Any portion of the Accounts which is not vested as of the date of the Participant's or Former Participant's termination of employment shall be forfeited.

7.6. Adjustment for Investment Gains and Losses Upon a Distribution. Upon a distribution pursuant to this Article VII, the balance of a Participant's or Former Participant's Account shall be determined as of the month-end valuation date immediately preceding the date of the distribution to be made and shall be adjusted for investment gains and losses which have accrued to the date of distribution but which have not been credited.

7.7 Right of Offset. Upon a distribution pursuant to this Article VII, the Committee shall have the right to offset the balance of a Participant's or Former Participant's Account (as determined in accordance with Section 7.6) by any or all amounts that such Participant or Former Participant owes the Company.

7.8. Form of Payment of Distributable Benefit. The cash subaccount of a Participant's or Former Participant's Account shall be distributed in a cash lump sum and the stock unit subaccount shall be distributed in shares of Stock, with fractional shares rounded up to the next whole share. Shares of Stock shall be paid from the available shares of Stock in any Company employee incentive plan, other shareholder-approved stock plan maintained by the Company, the treasury or open market purchases, as determined by the Committee.

ARTICLE VIII - ADMINISTRATION

8.1. Committee. The Plan shall be administered by a Committee appointed by the chief executive officer of the Company, which Committee shall consist of one or more employees of the Company who are not Participants in the Plan. The Committee shall be responsible for the general operation and administration of the Plan and for carrying out the provisions thereof. The Committee may delegate to others certain aspects of the management and operational responsibilities of the Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals, provided that such delegation is in writing.

8.2. General Powers of Administration. The Committee shall have all powers necessary or appropriate to enable it to carry out its administrative duties. Not in limitation, but in application of the foregoing, the Committee shall have the duty and power to interpret the Plan and determine all questions that may arise hereunder as to the status and rights of Eligible Employees, Participants, Former Participants and Beneficiaries. The Committee may exercise the powers hereby granted in its sole and absolute discretion. No member of the Committee shall be personally liable for any actions taken by the Committee unless the member's action involves willful misconduct.

8.3. Indemnification of Committee. The Company shall indemnify the members of the Committee against any and all claims, losses, damages, expenses, including attorneys' fees, incurred by them, and any liability, including any amounts paid in settlement with their approval, arising from their action or failure to act, except when the same is judicially determined to be attributable to their gross negligence or willful misconduct.

8.4. Claims for Benefits. A Participant, Former Participant or Beneficiary may claim any benefit to which he or she is entitled under this Plan by a written notice to the Committee. If a claim is denied, it must be denied within a reasonable period of time, and be contained in a written notice stating the following:

(a) The specific reason for the denial.

(b) Specific reference to the Plan provision on which the denial is based.

(c) Description of additional information necessary for the claimant to present his claim, if any, and an explanation of why such material is necessary.

(d) An explanation of the Plan's claims review procedure.

The claimant will have sixty (60) days to request a review of the denial by the Committee, which will provide a full and fair review. The request for review must be in writing delivered to the Committee. The claimant may review pertinent documents, and he may submit issues and comments in writing. The decision by the Committee with respect to the review must be given within sixty (60) days after receipt of the request, unless special circumstances require an extension (such as for a hearing). In no event shall the decision be delayed beyond one hundred and twenty (120) days after receipt of the request for review. The decision shall be written in a manner calculated to be understood by the claimant, and it shall include specific reasons and refer to specific Plan provisions as to its effect.

ARTICLE IX - AMENDMENT AND TERMINATION

The Board reserves the right and may, at any time or from time to time, modify or amend in whole or in part any or all provisions of the Plan. In addition, the Board reserves the right and may terminate the Plan in whole or in part, but such termination shall not affect the Deferral and Investment Election Forms then in effect, except that no additional Earnings may be deferred by Participants to the Plan after the date of termination of the Plan. Any such amendment or termination shall be made pursuant to a resolution of the Board and shall be effective as of the date in such resolution.

Upon termination of the Plan, no additional contributions shall be made to the Plan by a Participant and the Employer, and benefits will vest in accordance with the terms set forth in Article V and shall be distributed in accordance with the terms set forth in Article VII.

ARTICLE X - GENERAL PROVISIONS

10.1. Non-Alienation of Benefits. No right or benefit under the Plan shall be subject to anticipation, alienation, sale, assignment, pledge, encumbrance, or charge, and any attempt to anticipate, alienate, sell, assign, pledge, encumber, or change any right or benefit under this Plan shall be void. No right or benefit hereunder shall in any manner be liable for or subject to the debts, contracts, liabilities or torts of the person entitled to such benefits. If the Participant, Former Participant or Beneficiary becomes bankrupt, or attempts to anticipate, alienate, sell, assign, pledge, encumber, or change any right hereunder, then such right or benefit shall, in the discretion of the Committee, cease and terminate, and in such event, the Committee may hold or apply the same or any part thereof for the benefit of the Participant, Former Participant or Beneficiary, spouse, children, or other dependents, or any of them in such manner and in such amounts and proportions as the Committee may deem proper.

10.2. Source of Payment. Participants and Participants' Beneficiaries shall be unsecured general creditors, with no secured or preferential rights to any assets of the Company or any other party for payment of benefits under this Plan. Any property held by the Company for the purpose of generating the cash flow for payment of benefits shall remain as general, unpledged, and unrestricted assets. The Company's obligation under this Plan shall be an unfunded and unsecured promise to pay money in the future.

10.3. Subordination of Obligations. The obligations of the Company under this Plan shall be subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated and to claims which are now or hereafter expressly stated in the instruments creating such claims to be senior in right of payment to the claims of the class of this claim arising out of any matter occurring prior to the date on which the Company's obligation to make such payment matures consistent with the provisions hereof. Claims hereunder shall rank pari passu with claims similarly subordinated. As a condition of participating in this Plan, the Committee shall require a Participant to sign a Cash Subordination Agreement, NYSE CSA Form 1D, required by the New York Stock Exchange for purposes of increasing the Company's capital.

10.4. Contractual Right to Benefits Funding. The Plan creates and vests in each Participant a contractual right only to the benefits to which he is entitled hereunder, enforceable by the Participant against the Company. The benefits to which a Participant, Former Participant or Beneficiary, as the case may be, is entitled under the Plan shall be paid from the general assets of the Company.

10.5. No Employment Agreement. The Plan is not a contract of employment, and participation in the Plan shall not confer on any employee the right to be retained in the employ of the Company or any Affiliated Company. The right of a Participant or Former Participant to a distribution under the Plan is intended as a supplemental component of the overall employment agreement between the Company and the Participant.

10.6. Successor to Company. The Company shall require any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Company, expressly and unconditionally to assume and agree to perform the Company's obligations under this Plan, in the same manner and to the same extent that the Company would be required to perform. Accordingly, this Plan and the related Deferral and Investment Election Forms shall be binding upon, and the term "Company" shall include any successor or assignee to the business or assets of the Company.

10.7. Severability. In the event any provision of the Plan shall be held invalid or illegal for any reason, any illegality or invalidity shall not affect the remaining parts of the Plan, but the Plan shall be construed and enforced as if the illegal or invalid provision had never been inserted, and the Company shall have the privilege and opportunity to correct and remedy such questions of illegality or invalidity by amendment as provided in the Plan.

10.8. Entire Plan. This document and any amendments contain all the terms and provisions of the Plan and shall constitute the entire Plan, any other alleged terms or provisions being of no effect.

10.9. Governing Law. This Plan shall be construed and governed in accordance with the laws of the state of Missouri without reference to conflict of law principles.

IN WITNESS WHEREOF, the Company has caused this Instrument to be executed by its duly authorized officer this 2nd day of January, 2001.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	James M. Zemlyak
Title:	Senior Vice President / CFO

[SEAL]

ATTEST:

By:	Bernard N. Burkemper
Title:	1st VP / Controller